POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (together referred to herein as “we,” “our,” “Points,” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2012 and 2011. Further information, including Points’ Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2012, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 6th, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2012 financial results, and those described in Points' AIF, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through its leading proprietary technology, our e-commerce solutions are utilized by over 45 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Best Buy Rewards
•	Virgin Atlantic Flying Club	•	Lufthansa Miles & More
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	United Airlines MileagePlus
•	LANPASS	•	American Express Membership Rewards

Points delivers over $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

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The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Loyalty programs continue to be a significant source of ancillary revenue and cash flows for program operators, particularly in the airline industry. The loyalty market has been evolving over the last several years as program operators are seeking new ways to not only expand their customer base, but to increase the level of engagement from these customers and the overall appeal of their brand. As the loyalty industry develops, it continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. exceeded 2 billion in 2010, netting out to more than 18 memberships per household (source: 2011 Colloquy Loyalty Census, April 2011). This figure represented a 16% growth in U.S. memberships from 2008 and was spread across multiple market segments. According to Colloquy, the total perceived value of points and miles issued in 2010 in the U.S. for consumer oriented rewards programs was approximately $48 billion across an array of industries. Of this amount, nearly one third ($16 billion) is estimated to go unredeemed, representing a substantial untapped market.

The size of the loyalty marketplace represents significant opportunity. In addition, recent trends in the industry, such as the rise of non-travel related programs, cash-like redemptions, the early evolution of digital wallets, and increasing payment options, point to an increasing demand for innovative loyalty products and solutions. In response to this opportunity, the Corporation will continue to evolve its loyalty platform and focus on value-added loyalty applications and solutions that will ultimately increase online engagement from loyalty program members to further unlock the unredeemed value in the loyalty market place.

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OPERATING HIGHLIGHTS AND DEVELOPMENTS IN 2012

In 2012, we made meaningful progress against our strategic initiatives critical to the long-term growth of the Corporation. We made significant progress against our large and growing pipeline of new business opportunities, expanded relationships with our existing partner network, and extended our global reach. Progress against these growth initiatives is highlighted below:

1. New Loyalty Program Partnerships

Continuing to add new loyalty programs remains a key growth driver for the Corporation. Of significant focus in 2012 was the development and execution of our new business pipeline. While we continue to strengthen our presence in the US airline loyalty industry, we also made meaningful progress in diversifying our partnerships across other verticals and geographies.

In 2012, we successfully launched products with four new partners. In the first half of the year, we launched our new Corporate Mileage sales product with Aeromexico Club Premier and welcomed Wicked Interactive’s SUBA Points program to our Points.com consumer portal. In the second half of 2012, we extended our reach in the hospitality sector by adding Wyndham Hotels Group and Meliá Hotels International, a leading global hotel company, to our list of hospitality companies leveraging our Buy and Gift products. We expect that Meliá Hotels’ Mas Rewards members will be able to exchange, redeem and trade reward points on our Points.com consumer portal in 2013.

In addition to the aforementioned new partner launches, we announced four new partnerships that are expected to be in market in 2013. First, the Corporation announced a deal with Southwest Airlines’ Rapid Rewards program, one of the largest and most innovative loyalty programs in the world. Upon launch, Rapid Rewards members will have the ability to Buy, Gift and Transfer Rapid Rewards points via the Corporation’s platform. Second, we have announced the addition of Finnair to our network of loyalty program partners. Once launched, Finnair Plus members will be able to utilize our Buy and Gift functionality.

Lastly, we extended the reach of our Corporate mileage sales product into the gas vertical by announcing partnerships with Speedway Speedy Rewards and SVM Fuel Circle. Both loyalty programs will leverage our Corporate Mileage Sales product and are expected to launch in 2013.

The additional revenues generated by these new deals are expected to contribute over $100 million in annualized revenues, positioning the Corporation for significant growth in both revenues and profitability in 2014 and beyond. While we anticipate these new deals to have a significant impact in 2013, the impact will ultimately depend on the timing of each product and partner launch, which can vary or shift.

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2. Expanding Existing Partnerships

Increasing the number of products deployed into our existing partnership base continues to be a key growth driver. In addition to signing new partners, the Corporation was successful in a launching a number of product offerings for its existing partners, including Scandinavian Airlines, JetBlue, La Quinta, and Amtrak. Pursuing deeper product deployments into its existing partnership base will continue to be a source of future revenue growth.

3. Increased Membership Penetration and Engagement

The Corporation has over 200 products deployed with over 45 leading loyalty programs. Extending the reach of these products into the membership bases of our loyalty program partners remains a key growth opportunity for the Corporation. We continue to focus on two areas that are critical to increasing the penetration of our products into the membership bases of our loyalty program partners: (1) Increasing consumer awareness of our products through targeted marketing efforts; and (2) designing, developing and deploying new features and products on our platform that will ultimately increase member conversion.

In 2012, we increased Marketing and Product Management headcount to focus on these two initiatives. In addition, we developed and launched a customer call center application in support of our core Buy, Gift and Transfer products. The customer call center application represents a new channel for Points’ core products to reach loyalty program members. This new feature developed by Points enables our partner call centre staff to proactively offer their members ways to reach a reward precisely when they need it or redeem their points/miles exactly when they see fit. Currently, seven partners are utilizing the call center buy miles/points feature.

In 2013, we will continue to focus on increasing the reach of our products into the membership bases of our loyalty program partners. Specifically, we will increase our investment in product research and development and focus on evolving our open platform strategy. We will look to add mobile functionality to our platform and expand our payments capabilities in 2013, two areas of increasing importance in the loyalty industry. In addition, we will continue to make investments that will improve our data analytics and marketing capabilities.

4. Developing Strategic Partnerships

We continue to pursue partnerships with organizations with complementary products and services or who can expose the Corporation to new verticals and geographies. To that end, the Corporation extended its international footprint by entering into an agreement to make a strategic investment in China. The Corporation, along with Aimia Inc., have made a minority investment in China Rewards, a Shanghai based retail coalition loyalty program start-up. Points’ has agreed to invest up to $5,000 upon the achievement of certain performance milestones and subject to regulatory approvals. A key element of the China Rewards program is a long-term agreement with anchor partner, China UnionPay, one of the world’s largest network operators for payment cards. This strategic relationship will offer an immediate and credible presence and allow the Corporation to more quickly and efficiently establish its business in the important and rapidly growing Chinese market.

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2012 KEY FINANCIAL MEASURES

Highlights of operating results for the year ended December 31, 2012 include:

  Record revenues of $139,509, an increase of $16,575 or 13% over 2011;

  Gross margin of $28,560, an increase of $4,127 or 17% over 2011 levels;

  Net income of $8,262, an increase of 105% over 2011;

  Earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment (“EBITDA”) of $6,331, an increase of $576 or 10% over 2011;

  Cash provided from operations of $14,006 for the year ended December 31, 2012. The Corporation ended the year with cash and cash equivalents of $45,108 and no external debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except per share
amounts)	2012	2011	2010
Revenue	$139,509	$122,934	$95,678
Gross margin	28,560	24,433	19,672
Ongoing operating costs	22,229	18,678	16,406
EBITDA	6,331	5,755	3,266
Earnings before income taxes	3,493	3,545	1,779
Net income	$8,262	$4,032	$1,951
Earnings per share
Basic	$0.55	$0.27	$0.13
Diluted	$0.54	$0.26	$0.13
Weighted average shares outstanding
Basic	15,137,930	15,039,689	14,983,137
Diluted	15,306,791	15,532,510	15,278,926
Total assets	$78,744	$64,285	$50,851
Shareholders’ equity	$27,827	$19,042	$14,153

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RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

(In thousands of US dollars)	2012	2011	Variance
Principal revenue	$129,859	$114,865	$14,994
Other partner revenue	9,617	8,048	1,569
Interest	33	21	12
Total Revenue	$139,509	$122,934	$16,575
Direct cost of principal revenue	110,949	98,501	12,448
Gross margin	$28,560	$24,433	$4,127
Gross margin %	20%	20%	-

The Corporation generated record revenue of $139,509 for the year ended December 31, 2012. Revenue growth in 2012 was slightly below our initial expectations due to the underperformance of a few partner promotions late in the fourth quarter and slightly slower growth from our European business. While revenue was lower than expectations, 2012 revenues still increased 13% over 2011, representing continued growth from our existing partnership base. In addition, we generated record gross margin of $28,560 for the year ended December 31, 2012, a 17% increase over 2011.

The majority of revenue and gross margin growth in 2012 occurred in principal revenue, as the Corporation continues to position itself as a principal in the retailing and wholesaling of loyalty currencies. In 2012, the Corporation generated principal revenue of $129,859, an increase of 13% over 2011, which was primarily driven by successful growth of existing principal partnerships through more effective marketing and promotional efforts. Principal revenues were also positively impacted by the addition of new partnerships over the last two years, including Hyatt, Carlson, and LANPASS. 7 of 30

Other partner revenue increased $1,569 or 19% from the year ended December 31, 2011. The impact of new commission-based partner launches in 2011 and 2012, organic growth from existing partnerships, new product deployments, and initial revenues generated from the new Corporate mileage sales product, all contributed to the year over year increase in other partner revenues.

Interest revenue was $33 for the year ended December 31, 2011 as short-term interest rates remained at historically low levels. At December 31, 2012, the Corporation’s operating cash was earning interest between 0.01% and 0.35% per annum.

For the year ended December 31, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 76% (2011 – 79%) of the Corporation’s revenues. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

ONGOING OPERATING COSTS

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs, and other operating expenses. Ongoing operating costs are largely denominated in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to mitigate the cost of predictable Canadian dollar expenditures. A weakening US dollar can still have an adverse impact on the unhedged portion of Canadian dollar expenditures.

(In thousands of US dollars)	2012	2011	Variance
Employment costs	$15,368	$12,779	$2,589
Marketing and communications	1,676	1,380	296
Technology services	521	573	(52)
Operating expenses	4,664	3,946	718
Total ongoing operating costs	$22,229	$18,678	$3,551

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Ongoing operating costs were $22,229 for the year ended December 31, 2012, increasing $3,551 or 19% over 2011. Increases to our cost base in 2012 were largely reflective of headcount investments in key areas critical to long-term objectives, and to a lesser extent, certain one-time items incurred.

Based on our revenue and gross margin expectations for 2013 that will result from our recent pipeline announcements, we have made the strategic decision to re-invest a portion of our expected incremental profitability to continue to drive innovation and expansion of our core business. These investments will largely focus on increased product research and development, evolving our loyalty platform, and enhancing our data analytics and marketing capabilities.

Employment Costs

Employment costs include salaries and bonus, employee share based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are largely denominated in Canadian dollars. Employment costs were $15,368 for 2012, increasing 20% from 2011.

The increase in employment costs over 2011 reflects Management’s strategic investment in headcount in key areas of the business. Salaries and related benefits increased over the prior year due to this strategic investment, enhanced incentive compensation and a newly implemented employee share unit plan in 2012. In addition, foreign exchange gains on Canadian dollar hedges were lower relative to 2011, adversely impact employment costs on a year over year basis.

Full time equivalents increased from 108 in 2011 to 121 in 2012. Headcount additions are reflective of our increased investments in marketing, technology and product development resources. While we incurred additional costs in this area in 2012 by adding resources in advance of 2013, these investments are considered critical to achieving our long term strategic objectives. Attracting and retaining key talent in these areas will continue to be a focus in 2013.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenses, certain product related expenses, and other on-line marketing and promotional activities. Marketing and communications costs for 2012 were $1,676, increasing $296 or 21% from 2011. Increases to marketing expenditures were primarily attributed to new advertising campaigns for the Corporate mileage sales product, increased affiliate activity, and marketing support for new products deployed in 2012.

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Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology services costs decreased $52 or 9% from 2011. Decreases to technology costs were primarily due to lower software license fees.

Operating Expenses

Operating expenses include professional fees, office overhead, travel expenses and other costs associated with operations. Operating expenses for 2012 were $4,664, an increase of $718 or 18% over 2011. Approximately half of this increase can be attributed to what the Corporation incurred in professional fees and expenses related to the China Rewards investment. The remainder of the increase was largely due to higher operating costs for the Corporation’s Toronto premises, new overseas business activities, costs incurred in advance of new partner launches in 2013, and costs related to a patent matter settled earlier in the year.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment costs. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

(In thousands of US dollars)	2012	2011	Variance
Operating income	$3,486	$3,520	$(34)
Depreciation and amortization	2,803	2,298	505
Foreign exchange gain	(68)	(63)	(5)
Impairment of long-lived assets	110	-	110
EBITDA	$6,331	$5,755	$576

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For the year ended December 31, 2012, the Corporation’s EBITDA was $6,331, an increase of $576 or 10% over the prior year. The increase over the prior year is primarily due to gross margin growth outpacing the growth in ongoing operating costs. Management has focused on growing revenue and margins while leveraging its existing cost base with targeted and responsive investments in 2012.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2012	2011	Variance
Depreciation and amortization	$ 2,803	$ 2,298	$ 505
Foreign exchange gain	(68)	(63)	(5)
Interest and other income	(7)	(25)	18
Impairment of long-lived assets	110	-	110
Income tax recovery	(4,769)	(487)	(4,282)
Total	$ (1,931)	$ 1,723	$ 3,654

Depreciation and Amortization Expense

Depreciation and amortization expense of $2,803 in 2012 increased $505 or 22% over 2011. The increase over the prior year was primarily due to the commencement of amortization of the Corporation’s new ePoch Corporate technology platform in the second quarter of 2011. In addition, the Corporation commenced amortization of additional technology applications subsequent to the third quarter of 2011.

Impairment of long-lived assets

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets which the Corporation is no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income.

Foreign Exchange (“FX”) Gain

US / Canadian FX Rates	2012	2011	2010
Period Start	0.9807	1.0001	0.9532
Period End	1.0034	0.9807	1.0001
Period Average	1.0006	1.0120	0.9709

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US / EURO FX Rates	2012	2011	2010
Period Start	1.2950	1.3253	1.4333
Period End	1.3218	1.2950	1.3253
Period Average	1.2863	1.3928	1.3280

Foreign exchange gains and losses arise from the translation of monetary assets and liabilities on the Corporation’s balance sheets. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts receivable, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is also exposed to foreign exchange risk as a result of transacting in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2012 were transacted in US dollars, EUROs and British Pounds. FX exposure to the EURO has increased over the last 3 years as the Corporation has expanded its partner network in Europe. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the year ended December 31, 2012, the Corporation reclassified $210 of realized gains, net of tax, from other comprehensive income into earnings. The ineffective portion of the derivative’s gain or loss, if any, is recognized immediately in current income. The cash flow hedges were highly effective at December 31, 2012. Realized gains from the Corporation’s hedging activities helped partially offset foreign exchange losses in 2012 driven by the appreciation of the Canadian dollar.

For the year ended December 31, 2012, the Corporation recorded a foreign exchange gain of $68 (2011 – $63), primarily driven by the fluctuations of the US dollar against the Canadian dollar, EURO and British Pound, which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves.

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Income Tax Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax recovery of $4,769 compared to a recovery of $487 in 2011. In 2012, the future tax benefits associated with previously unrecognized deferred tax assets in Canada was recognized. Based on our financial forecasts, we assessed it was now probable that the remaining benefit from these assets would be utilized.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except	per
share amounts)	2012	2011	Variance
Net Income	$ 8,262	$ 4,032	$ 4,230
Earnings per share
Basic	$ 0.55	$ 0.27	$ 0.28
Diluted	$ 0.54	$ 0.26	$ 0.28

The Corporation reported net income of $8,262, or $0.55 per share for the year ended December 31, 2012 compared with a net income of $4,032, for the year ended December 31, 2011 or $0.27 per share. Earnings for the year ended December 31, 2012 represented a $4,230 or $0.28 per share improvement over the prior year. The increase over the prior year can be primarily attributed to the increase in EBITDA versus 2011 and a higher income tax recovery recorded in 2012.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,137,930 common shares for the year ended December 31, 2012, compared with 15,029,689 for the year ended December 31, 2011. The increase in average shares outstanding was due to the exercise of employee stock options during the year.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2012	2011
Cash and cash equivalents	$45,108	$34,853
Restricted cash	3,202	1,619
Funds receivable from payment processors	10,057	10,837
Security deposits	2,780	2,461
Total funds available	61,147	49,770
Payable to loyalty program partners	44,912	40,048
NET OPERATING CASH	$16,235	$9,722

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Total current assets	63,999	53,194
Total current liabilities	50,179	44,366
WORKING CAPITAL	$13,820	$8,828

The Corporation’s financial strength is reflected in its balance sheets. Our financial resources consist primarily of unrestricted cash which are sufficient to support the execution of our strategic objectives. The Corporation continues to remain debt-free.

As at December 31, 2012, the Corporation had net operating cash of $16,235 (December 31, 2011 – $9,722). We define net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. During 2012, net operating cash increased $6,513 from December 31, 2011, primarily due to positive EBITDA generated and proceeds received from share option exercises during the year. This was partially offset by share purchases made by the Corporation to fund the employee share unit plan and capital expenditures. A portion of the Corporation’s operating cash is restricted as collateral for commercial letters of credit issued in the normal course of business and to facilitate bridge financing for the China Rewards investment.

The Corporation’s working capital (defined as current assets minus current liabilities) was $13,820 at December 31, 2012 compared to working capital of $8,828 as at December 31, 2011. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

(In thousands of US dollars)	2012	2011	Variance
Operating activities	$14,006	$7,606	$6,400
Investing activities	(3,273)	(1,964)	(1,309)
Financing activities	(243)	524	(767)
Effects of exchange rates	(235)	224	(459)
Change in cash and cash equivalents	$10,255	$6,390	$3,865

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. Cash flows generated from operating activities in 2012 increased $6,400 compared to 2011, largely due to positive EBITDA generated during the year and the timing of partner payments for promotional activities.

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Investing Activities

Cash used in investing activities for the year ended December 31, 2012 was $3,273, an increase of $1,309 over 2011. Investments in 2012 primarily related to ongoing technology and product development, routine computer equipment purchases, and cash in the amount of $1,575 restricted for a letter of credit issuance to facilitate a bridge financing for the China Rewards investment in the fourth quarter before the investment structure was established. The Corporation will continue to devote technology and product resources to designing and developing innovative loyalty products in 2013. Management will continue to fund capital expenditures through working capital.

Financing Activities

Cash flows used in financing activities in 2012 primarily related to purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan introduced in 2012. This was partially offset by proceeds from the exercise of employee share options throughout the year. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	3,281	754		714	724	728	361
Principal revenue(2)	94,668	30,736		46,095	16,416	1,421	-
Investment commitment(3)	5,000	5,000		-	-	-	-
	$102,949	$36,490		$46,809	$17,140	$2,149	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific performance milestones being met. Management anticipates the milestones to be met in year 1.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

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Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 228,796 shares. Securities with Near-Term Expiry Dates – Outstanding Amounts as at February 28, 2013 (figures in CAD$):

Security Type	Month of Expiry	Number	Strike Price
Options	March 18, 2013	500	24.90
Options	May 6, 2013	76,166	18.10
Options	August 5, 2013	1,250	10.70
Options	October 8, 2013	4,000	6.00
Options	October 8, 2013	61,339	9.00
Options	December 15, 2013	500	4.10
Options	February 17, 2014	85,041	4.60
Total		228,796

OUTSTANDING SHARE DATA

As of February 28, 2013, the Corporation has 15,169,239 common shares outstanding.

As of the date thereof, the Corporation has outstanding options to acquire up to 632,554 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $8.71. The expiration dates of the options range from March 18, 2013 to December 6, 2017.

The following table lists the common shares issued and outstanding as at February 28, 2013 and the options that may become convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,169,239
Convertible Securities: Share options	632,554	CAD$ 5,509,867
Common Shares Issued & Potentially Issuable	15,801,793	CAD$ 5,509,867
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	686,765

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

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FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except per share	Dec. 31,	Sept. 30,	Dec. 31,
amounts)	2012	2012	2011
Revenue	$40,803	$34,339	$32,929
Gross margin	7,978	7,039	6,823
Ongoing operating expenses	6,417	5,487	4,678
EBITDA	1,561	1,552	2,145
Operating income	866	856	668
Net income	$5,638	$746	$2,058
Earnings per share
Basic	$0.37	$0.05	$0.14
Diluted	$0.37	$0.05	$0.13
Total assets	$78,744	$58,482	$64,285
Shareholders’ equity	$27,827	$22,203	$19,042

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation recorded revenues of $40,803 during the fourth quarter of 2012. While revenue was slightly below our expectations due to the underperformance of a few key promotions late in the fourth quarter, it still represents a 19% increase from the third quarter of 2012 and a 24% increase compared to the fourth quarter of 2011. In line with the growth in gross margin, gross margin increased $939 or 13% over the third quarter of 2012 and increased $1,155 or 17% over the fourth quarter of 2011.

The increase in revenues and gross margin relative to the third quarter of 2012 can primarily be attributed to higher transactional activity driven by successful promotional efforts which typically peak in the fourth quarter. The increase in revenues and gross margin over the prior year quarter was largely driven by increased transactional activity across our existing partnership base due to stronger promotional activity.

ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2012	2012	2011
Employment costs	$4,373	$3,791	$3,256
Marketing and communications	439	458	361
Technology services	159	110	125
Operating expenses	1,446	1,128	936
Total	$6,417	$5,487	$4,678

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Ongoing operating costs increased $930 or 17% over the third quarter of 2012 and increased $1,739 or 37% over the fourth quarter of 2011. The increase over the third quarter of 2012 is primarily attributed to higher employment costs, and to a lesser extent, higher professional fees. The increase over the fourth quarter of 2011 is primarily due to an increase in employment costs due to headcount increases, and to a lesser extent, increased operating expenses resulting from the China Rewards investment.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2012	2012	2011
Depreciation and amortization	$728	$715	$668
Foreign exchange (gains) loss	(33)	(19)	25
Interest and other changes (income)	1	(8)	-
Impairment of long-lived assets	110	-	-
Income tax (recovery) expense	(4,883)	118	(606)
Total	$(4,077)	$806	$87

Depreciation and amortization expenses were relatively in line with the third quarter of 2012 and increased $60 or 9% from the fourth quarter of 2011. The increase in amortization over the prior year period is primarily due to the commencement of amortization of the Corporation’s new Corporate technology platform that completed development early in the second quarter of 2011.

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets related to technical assets which the Corporation is no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income.

During the fourth quarter of 2012, the Corporation recorded an income tax recovery of $4,883 related to the recognition of future tax benefits associated with previously unrecognized deferred tax assets in Canada. Based on our financial forecasts, we assessed it was now probable that the remaining benefit from these assets would be utilized.

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EBITDA

Reconciliation of Operating Income to EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2012	2012	2011
Operating income	$756	$856	$1,452
Depreciation and amortization	728	715	668
Foreign exchange loss	(33)	(19)	25
Impairment of long-lived assets	110	-	-
EBITDA	$1,561	$1,552	$2,145

EBITDA of $1, 561 was relatively in line with the third quarter of 2012 and decreased 27% from the fourth quarter of 2011. The decrease from the prior year quarter is primarily due to the growth in ongoing operating costs outpacing the gross margin growth, as the Corporation continued to focus on strategic investments and hiring activity in the fourth quarter to support long-term growth.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share	per share
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies and critical accounting estimates and judgments are presented in Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2012. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

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For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2012.

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

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Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a CGU, i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

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Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

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New Standards Not Yet Adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2012:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 Consolidated Financial Statements, issued in May 2011, replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. Based on the Corporation’s activities and transactions to date, IFRS 10 is not expected to have a material impact on the financial statements.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Corporation does not expect IFRS 13 to have a material impact on the financial statements.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. Amendments to IAS 1 are expected to have no material impact on the financial statements.

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RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points’ generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry-wide solution to address structural financial problems. This consolidation activity has continued in 2012 and 2013. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

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Contractual Performance Commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

Competition

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation's Loyalty Currency Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

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Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Cyber Security Risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

Internet Viability and System Infrastructure Reliability Risk

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

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Intellectual Property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Infringing on the Intellectual Property Rights of Others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Defects in Software or Failures in Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

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Retention of Key Personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

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The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2012. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2012, our internal control over financial reporting is effective.

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Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2012.

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